Exhibit (a)(1)(vii)

SEPTEMBER 9, 2024

Dear Investor,

Thank you for your investment in Blackstone Private Credit Fund (“BCRED”) and entrusting Blackstone as a steward of your capital.

BCRED continues to invest into what we believe is an attractive market opportunity for private credit. In addition, we believe BCRED’s focus on senior secured loans, at the top of the capital structure, to high quality businesses in historically lower-default rate sectors like software, healthcare providers & services and professional services, offers the potential for risk mitigation during periods of market uncertainty. We continue to see this play out now with a portfolio that has shown resilience in this elevated rate environment, and in our view, has allowed us to maintain lower non-accrual loans when compared to our private credit BDC peer set.1

We believe BCRED shareholders benefit from BCRED’s well-positioned portfolio and asset-level yields that support its current annualized distribution rate of 10.3% based on the July 31, 2024 net asset value (“NAV”) for Class I Common Shares.2 Capital inflows for Q3 2024 to date are approximately $3.0 billion.3

[1]

As of June 30, 2024, for the private credit BDC peer set (described below) and as assessed through today with respect to BCRED. Non-accrual rate is calculated for each BDC in the private credit BDC peer set as the amortized cost of loans on non-accrual status divided by total amortized cost of the investment portfolio and excludes equity investments in unconsolidated joint ventures and separately managed accounts. Non-accrual status of a given loan is self-reported by each BDC and is intended to indicate when there is reasonable doubt that said loan’s principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection. The private credit BDC peer set includes traded and non-traded BDCs. Traded BDCs include BDCs which are externally-managed with market capitalizations in excess of $750 million as of December 31, 2023 (excluding BXSL, which is managed by the same investment adviser as BCRED and has significant overlap in its investments with BCRED): Ares Capital Corporation (ARCC), FS KKR Capital Corp. (FSK), Prospect Capital Corporation (PSEC), Golub Capital BDC, Inc. (GBDC), Goldman Sachs BDC, Inc. (GSBD), Sixth Street Specialty Lending, Inc. (TSLX), New Mountain Finance Corporation (NMFC), Oaktree Specialty Lending Corporation (OCSL), Barings BDC, Inc. (BBDC), Bain Capital Specialty Finance, Inc. (BCSF), Blue Owl Capital Corporation (OBDC), SLR Investment Corp. (SLRC), MidCap Financial Investment Corporation (MFIC), and Carlyle Secured Lending, Inc. (CGBD). Non-traded BDCs include BDCs which are externally-managed, had effective registration statements as of 2023, have broad exposure across industries in their investments and not sector-focused, and had net asset values in excess of $1 billion as of December 31, 2023: Blue Owl Credit Income Corp. (OCIC), HPS Corporate Lending Fund (HLEND), Apollo Debt Solutions BDC (ADS), Ares Strategic Income Fund (ASIF), and Oaktree Strategic Credit Fund (OSCF).

[2]

Annualized Distribution Rate reflects August’s distribution annualized and divided by last reported NAV from July. Distributions are not guaranteed. Past performance does not predict future returns. Distributions have been and may in the future be funded through sources other than net investment income. See BCRED’s prospectus. Please visit the Shareholders page on BCRED’s website for notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940, as amended. We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital, or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. As of July 31, 2024, 100% of inception to date distributions were funded from net investment income or realized short-term capital gains, rather than a return of capital. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price. Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by Blackstone Credit BDC Advisors LLC (the “Adviser”) or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled. Annualized Distribution Rate for other share classes are as follows: 9.5% for Class S and 10.1% for Class D.

[3]

Includes subscriptions received quarter to date as of September 9, 2024. Q3 2024 inflows are not yet final and are subject to finalization with BCRED’s transfer agent. Capital inflows for Q3 2024 include estimated DRIP proceeds.

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Third quarter repurchases are estimated to be approximately 1.6% of outstanding shares as of June 30, 2024.4 BCRED will honor all tenders for the latest quarterly repurchase period, which ended August 30, 2024. We will disclose the final dollar value of repurchases in November (after striking September 30, 2024 NAV) as part of BCRED’s ordinary course filings.

Looking ahead, we believe that BCRED’s portfolio will continue to be well positioned to navigate varying market environments and allow BCRED to deliver long-term performance and consistent distributions.

Sincerely,

Blackstone Private Credit Fund

[4]	Based on information received from BCRED’s transfer agent as of September 9, 2024. Repurchase amounts are not yet final and are subject to finalization with BCRED’s transfer agent.

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